UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

                    United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

Press Release No. 54/2012: PETRÓLEOS MEXICANOS

Date: August 29, 2012

MEXICO, D.F.

President Calderón announces the first discovery of crude oil in the deep waters of the Gulf of Mexico

•	The Trión 1 well confirms the existence of light crude oil reservoirs

The President of Mexico, Felipe Calderón, announced the first discovery of crude oil in the deep waters of the Gulf of Mexico today, upon confirming the existence of light crude oil reservoirs in the Cinturón Plegado Perdido province.

In a ceremony held at Los Pinos, the official residence and office of the President of Mexico, joined by PEMEX’s Chief Executive Officer, Juan José Suárez Coppel and by the Secretary of Energy, Jordy Herrera, President Calderón announced that the Trión 1 well, located 177 km off the coast of Tamaulipas, was successful in discovering crude oil.

The well is located 39 km south of the territorial border with the United States and was drilled at a total depth of 2,500 meters and current depth of 4.5 km, including the seafloor crust.  PEMEX began drilling this well in June of this year with the state-of-the-art Bicentenario platform that was built in Korea.

The total thickness of the well when saturated is 320 meters, with porosity between 18% and 25% and permeability of up to 250 millidarcies, sufficient to ensure its productivity and an estimated flow of up to ten thousand barrels per day.

The initial evaluation conducted on this project established an average range of 3P reserves (proved, probable and possible) of 350 million barrels of oil equivalent.  It is important to highlight that the time elapsed since the 3D seismic data acquisition, including its processing, interpretation and discovery, is less than two years, which is above international standards.

In addition, this well will continue to be drilled at greater depths to evaluate goals at the Paleoceno Wilcox and Whooper regions.

This discovery provides more assurance as to the potential recovery of resources in the Perdido Area project, which have been estimated at up to ten billion barrels of oil equivalent, which would allow Mexico to increase its oil production platform in the medium and long term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 5, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.